FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Repsol YPF and La Caixa Renew Their Agreements on Gas Natural SDG And Jointly Propose Enrique Locutura as CEO

2.	Official Notice regarding Second Addendum to the Novation Agreement between Repsol YPF and La Caixa of May 16, 2002, dated June 20, 2003

3.	Official Notice regarding the proposal of appointment of Enrique Locutura Rupérez to the Board of Directors of Gas Natural SDG

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ITEM 1

Press Release

	Corporate Division of External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsol-ypf.com

Madrid, 20 June 2003
Number of pages: 2

REPSOL YPF AND LA CAIXA RENEW THEIR AGREEMENTS ON
GAS NATURAL SDG

And jointly propose Enrique Locutura as CEO

    In alignment with the agreements signed between La Caixa and Repsol YPF in relation to Gas Natural SDG, dated 11 January 2000, and further developed on 16 May 2002, both parties have agreed to adapt said agreements, that they may be jointly carried out under the following joint lines of action:

1)	A proposal to the Gas Natural SDG Annual General Shareholders’ Meeting that Enrique Locutura Rupérez, Corporate Director of Repsol YPF, be appointed member of the company’s Board of Directors, with a view to his later appointment as its CEO.

2)	La Caixa and Repsol YPF will jointly define all undertakings affecting the strategic development of same, prior to their being submitted to the company’s Board of Directors, such as: the Gas Natural SDG strategic plan, its corporate structure, the annual budget, and operations for asset concentration, divestment and acquisition.

3)	Both companies express their agreement whereby Caixa Cataluña, as contemplated in the joint management agreements, having received the latter’s request for entry to the Board of Directors in representation of eight percent of the Gas Natural SDG capital stock, be given access to same, which will hereinafter be comprised of 17 members, six of these independent.

4)	This greater plurality in the Board of Directors will also be transmitted to the company’s Executive Committee, which will maintain the parity between both partners, and increase the number of members by two, in order to give admission to two independent members, one proposed by La Ciaxa and another by Repsol YPF, S.A.

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Press Release

ENRIQUE LOCUTURA RUPEREZ

    The new CEO of Gas Natural SDG, Enrique Locutura Rupérez, possesses a wide knowledge and experience in the energy sector, and has spent a great deal of his professional life in the Repsol YPF Group, from which, as a member of the Corporate Planning Department, he took an active part in the creation of Gas Natural SDG.

    Enrique Locutura is a Mining Engineer by the Escuela Técnica Superior de Ingenerios de Minas, Madrid. He began his professional career in 1972, when he joined the Empresa Nacional del Petróleo de Tarragona S.A. (ENPTASA), now integrated in the Repsol YPF Group.

    In 1986, having occupied several positions in the Technical Management of the Empresa Nacional del Petróleo S.A. (ENPETROL), he joined Campsa as Director of Engineering, where in 1987 he was appointed Technical Director.

    In 1988 he moved to the Repsol S.A. Department of Planning and Control, occupying a position as Manager of Exploration & Distribution, responsible for planning the company’s gas business. It was from this post that he played an active role in the design and development of the operation whereby Gas Natural SDG emerged from the former companies, Gas Madrid and Catalana de Gas.

    Later, in 1989, he was appointed Director of Campsa, where he remained with the same position and duties following the liquidation of the monopoly and founding of the new company, Corporación Logística de Hidrocarburos (CLH).

    In 1993 he became Managing Director of Repsol Química S.A. Then, in September 1999, he was appointed Managing Director of Petróleos del Norte S.A. (Petronor), and remained as such until October 2000, when he took up his current post of Corporate Director of Shared Services in Repsol YPF.

    June 2003

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ITEM 2

OFFICIAL NOTICE

REPSOL YPF, S.A. announces today that Repsol YPF, S.A, and La Caja de Ahorros y Pensiones de Barcelona (“ La Caixa” ) have signed the ADDENDUM to THE AMENDMENT of the Agreement between Repsol YPF and “La Caixa”, dated 11 January 2000 and enclosed herewith.

Madrid, 20 June 2003

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Unofficial English translation of agreements originally drawn up in Spanish. In case of discrepancy the Spanish language version prevails

SECOND ADDENDUM TO THE REPLACEMENT AGREEMENT BETWEEN

REPSOL YPF S.A. AND “LA CAIXA” DATED JANUARY 11, 2000

This second addendum is made by and between Antonio Brufau Niubó, in representation and on behalf of Caixa d’Estalvis i Pensions de Barcelona, hereinafter “La Caixa,” party of the first part,

and

Ramón Blanco Bahia, in representation and on behalf of Repsol YPF S.A., party of the second part,

With both parties acknowledging that each has sufficient legal capacity to make this addendum, and

W H E R E A S:

1.  On May 16, 2002, the parties signed a “Replacement Agreement between Repsol YFP, S.A. and La Caixa dated January 11, 2000,” with regard to Gas Natural SDG, S.A. Said replacement formed the subject matter of an Addendum dated December 16, 2002;

2.  The parties are desirous of continuing the Agreement of May 16, 2002, entitled “Replacement Agreement between Repsol YFP, S.A. and La Caixa dated January 11, 2000,” insofar as relates now to the entry on the Board of Gas Natural SDG, S.A., of a Board member outside those nominated by the parties, who has already been advanced, and thereby to amend some of the agreements in an effort to adapt better to any situation that may arise,

NOW, THEREFORE, the parties AGREE AS FOLLOWS:

1

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1.  The parties agree to appoint La Caixa de Catalunya as a Board member of Gas Natural SDG, S.A., which together with HISUSA Holding de Infraestructuras y Servicios Urbanos, S.A., would be able to become holders of respectively three percent (3%) and five percent (5%) of the stock capital of Gas Natural SDG, S.A. Consequently, this appointment shall be voted upon at the General Meeting to be held on the 23rd of June next, with the understanding that involved here in any case is an appointment that has to be granted to La Caixa de Catalunya.

As a result of the foregoing, the Board of Directors will be composed of seventeen (17) members, with sixteen (16) of them provided for in the Addendum of December 16, 2002, plus La Caixa de Catalunya.

2.  The second stipulation of the Replacement Agreement of May 16, 2002, will now contain the following language:

“II - LINES OF BUSINESS ACTIONS.

“In accordance with said principles, the parties agree in good faith and bearing in mind the very interests of Gas Natural SDG S.A., prior to submission to the Board, to the strategic plan of Gas Natural SDG, S.A., which will include all decisions that affect the corporation’s basic lines of strategy, its organizational structure, the annual budget, the concentration operations, the acquisition and disposal of assets and whatever may be substantial to the corporation’s lines of strategic development”

3. The agreement relating to the Executive Committee of Gas Natural SDG, S.A., as contained in section c) of Agreement First of the Addendum dated December 16, 2002, is amended to read as follows:

“The Executive Committee of Gas Natural SDG, S.A., shall be composed of eight (8) members.

“The parties to this Agreement shall vote at the meeting of the Board of Directors on the appointment of three (3) members of the Executive Committee from among the candidates proposed by Repsol YFP, S.A., another three (3) members from among those proposed by

2

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La Caixa, and the remaining two (2) from among independent Board members. Among those proposed by La Caixa will be the President, who shall preside over the Executive Committee, and among those proposed by Repsol YFP, S.A., will be the Managing Director”

IN WITNESS WHEREOF, and with the understanding that the contents of this Second Addendum shall be reported to the National Securities Market Commission, the parties affix their signatures hereto on two (2) copies on the date and at the place hereinbelow stated.

LA CAIXA	REPSOL YPF, S.A.

[signature] Antonio Brufau Niubó	[signature] Ramón Blanco Balín,
Barcelona, June 20, 2003	Madrid, June 20, 2003

3

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ITEM 3

OFFICIAL NOTICE

Repsol YPF, S.A. and La Caja de Ahorros y Pensiones de Barcelona (“ La Caixa” ), have agreed to propose to the Gas Natural SDG Annual General Shareholders’ Meeting that Mr. Enrique Locutura Rupérez, be appointed as member of the company’s Board of Directors with the view to his later appointment as CEO.

Madrid, 20 June 2003

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: June 20, 2003	By:	/s/ Carmelo de las Morenas

Name: Carmelo de las Morenas
Title: Chief Financial Officer